Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 31 December 2017, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB6,176 million and an increase in liabilities of long-term health insurance contracts by RMB2,847 million, which in aggregate reduced profit before tax by RMB9,023 million for the twelve months ended 31 December 2017.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the twentieth meeting of the fifth session of the Board of Directors on 22 March 2018.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 31 December 2017, the changes in the assumptions above resulted in an increase in liabilities of life insurance contracts by RMB6,176 million and an increase in liabilities of long-term health insurance contracts by RMB2,847 million, which in aggregate reduced profit before tax by RMB9,023 million for the twelve months ended 31 December 2017.

The Company adopted prospective application method to deal with the changes in accounting estimates.

Commission File Number 001-31914

III.	Conclusive Opinions of the Independent Directors and the Supervisory Committee

The Independent Directors and the Supervisory Committee of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV.	Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Supervisory Committee of the Company on the changes in accounting estimates

The Board of Directors of
China Life Insurance Company Limited 22 March 2018